April 10, 2020

Ezra Levine
Principal Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue
Suite W21000
White Plains, NY 10604

       Re: Collectable Sports Assets, LLC
           Offering Circular on Form 1-A
           Filed March 13, 2020
           File No. 024-11178

Dear Mr. Levine:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 13, 2020

Offering Summary
Securities Offered, page 4

1. We note your disclosure that Interests will be non-voting except with respect to certain matters set forth in the Operating Agreement. Here and elsewhere in your offering circular where you discuss the rights of Interest holders, please disclose the situations in which Interest holders will be able to vote.
Additional Investors, page 6

2. Please revise to clarify if there is a limit to the amount either the Asset Manager or
       Manager may invest in each series.
 Ezra Levine
FirstName LastNameEzra Levine
Collectable Sports Assets, LLC
Comapany NameCollectable Sports Assets, LLC
April 10, 2020
April 2 2020 Page 2
Page 10,
FirstName LastName
Risk Factors
Risks relating to the structure, operation and performance of the Company
If the Company's series limited liability company structure is not respected, then ..., page 16

3. We note your disclosure that, in the past, certain jurisdictions have not honored the interpretation of the Delaware Limited Liability Company Act that liability of investors holding one series is segregated from the liability of investors holding another series, and the assets of one series are not available to satisfy the liabilities of another series. Please disclose these known jurisdictions, and whether you intend to offer securities in these jurisdictions.
Risks Related to Ownership of our Interests
If a market ever develops for the interest..., page 26

4. We note your reference here to you creating a liquidity platform for the trading of your
         Interests. In appropriate place in your Offering Circular please outline your plans to create a liquidity platform or to utilize a third parties' liquidity platform in order to facilitate the trading of your Interest.
Use of Proceeds and Descriptions of Underlying Assets, page 35

5. Disclose, if true, that the respective series will own a 100% interest in the acquired asset.
6. Disclose how Jason Epstein is affiliated with Zev Partners LLC. As applicable, provide the disclosure required by Item 13 of Part II of Form 1-A.
Description of Interests Offered, page 88

7. We note your disclosure "[t]he Manager has the authority under the Operating Agreement to cause the Company to issue Interests to Investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests." Please amend your offering circular to provide risk factor disclosure with respect to this authority of the Manager, including the potential dilution to Interest holders if the Manager issues additional interests.
General

8.       We note that on page 29 of your Limited Liability Company Agreement,
Exhibit 2.2,
         Section 15.1 Addresses and Notices you reference using the Rally Road platform or any successor thereto, to provide notices. Please revise your offering circular to explain your relationship with the Rally Road platform and where applicable, how you intend to rely on
         it.
9. We note that in paragraph 5(a) of the subscription agreement, Exhibit 4, you ask investors to represent that they have carefully read the prospectus. Because this representation may
 Ezra Levine
Collectable Sports Assets, LLC
April 10, 2020
Page 3
         suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the prospectus, please remove this clause.
10. We note that in paragraph 5(d) of the subscription agreement it references an "investor verification platform" as part of the process to subscribe to the offering. Please revise your Offering Circular to describe your investor verification platform.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameEzra Levine                                   Sincerely,
Comapany NameCollectable Sports Assets, LLC
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